Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-38510 and 333-96973 on Forms S-3 of our report dated February 28, 2005, (which report expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles in 2003 for: asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees), relating to the consolidated financial statements of Virginia Electric and Power Company (a wholly-owned subsidiary of Dominion Resources, Inc.), appearing in the Annual Report on Form 10-K of Virginia Electric and Power Company for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Richmond, Virginia
February 28, 2005